Exhibit 99.1

NOTICE OF

ANNUAL GENERAL AND SPECIAL MEETING

AND INFORMATION CIRCULAR

OF

TANZANIAN ROYALTY EXPLORATION CORPORATION

To be held at

Toronto Airport Marriott Hotel

901 Dixon Road

Toronto, Ontario, Canada M9W 1J5

at 10:00 a.m. (Toronto time)

on Wednesday, February 28, 2018

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, you should immediately contact your advisor.

82 Richmond Street East

Suite 200

Toronto, Ontario M5C 1P1

TO THE SHAREHOLDERS OF

TANZANIAN ROYALTY EXPLORATION CORPORATION:

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting (the "Meeting") of the shareholders of Tanzanian Royalty Exploration Corporation (the "Corporation") will be held at the Toronto Airport Marriott Hotel, 901 Dixon Road, Toronto, Ontario M9W 1J5 on Wednesday, February 28, 2018 at the hour of 10:00 a.m., Toronto time, for the following purposes:

1.	To receive and consider the consolidated audited financial statements of the Corporation, together with the auditor's report thereon, for the fiscal year ended August 31, 2017;

2.	To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

3.	To set the number of directors at five and elect directors for the ensuing year;

4.	To approve and ratify the adoption of the 2018 incentive stock option plan (the “2018 Plan”) by ordinary resolution, the full text of which is set forth in the accompanying Information Circular. The 2018 Plan is a "rolling plan", pursuant to which the aggregate number of common shares to be issued shall not exceed 10% of the Corporation's issued and outstanding common shares from time to time. The Plan will replace and supercede the Corporation’s existing 2016 incentive stock option plan;

5.	To approve, by special resolution , the consolidation of all the issued and outstanding common shares of the Corporation on the basis of one (1) post-consolidation common share of the Corporation for each two (2) pre-consolidation common shares of the Coporation, and further authorizing the directors in their sole discretion when and if to effect the consolidation, in each case without requirement for further approval, ratification or confirmation by shareholders, as more particularly described in the accompanying Circular dated January 24, 2018;

6.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

Registered holders of common shares of record at the close of business on January 24, 2018 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) thereof.

IMPORTANT: If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose. To be used at the Meeting, completed proxies must be received by Computershare Trust Company of Canada, the Corporation's Registrar and Transfer Agent, prior to 10:00 a.m. (Toronto time) on Monday, February 26, 2017. The mailing address, telephone number and internet website of Computershare Trust Company of Canada are set out in the form of proxy accompanying this notice.

DATED this 24th day of January, 2018.

By Order of the Board

“James E. Sinclair”
James E. Sinclair,
Executive Chairman

82 Richmond Street East

Suite 200

Toronto, Ontario M5C 1P1

INFORMATION CIRCULAR

(As at January 24, 2018, except as indicated)

GENERAL PROXY INFORMATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Tanzanian Royalty Exploration Corporation (the "Corporation") for use at the annual general and special meeting (the "Meeting") of the shareholders of the Corporation (“Shareholders”) to be held on Wednesday, February 28, 2018 and at any adjournment(s) thereof. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by senior officers and employees of the Corporation. Brokers, nominees or other persons holding shares in their names for others shall be reimbursed for their reasonable charges and expenses of forwarding proxies and proxy material to the beneficial owner of such shares. The cost of solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

The persons named as proxy holders (the “Designated Persons”) in the enclosed form of proxy are directors or senior officers of the Corporation. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for him and on his behalf at the meeting other than the Designated Persons in the accompanying form of proxy. To exercise this right the Shareholder may insert the name of the desired person in the blank space provided in the proxy and strike out the other names or may submit another proxy.

In order to be voted, the completed instrument of proxy must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada (the “Transfer Agent”) at its offices at Proxy Dept., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof. Alternatively, the completed form of proxy may be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the Corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

A registered Shareholder may revoke a proxy by:

(a)	signing a proxy with a later date and delivering it at the place and within the time noted above;

(b)	signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and delivering it to the Transfer Agent, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof,

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(c)	attending the Meeting or any adjournment thereof and registering with the scrutineer as a Shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d)	in any other manner provided by law.

Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as many Shareholders do not hold their shares in the Corporation in their own name. Shareholders holding their shares through banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans or other persons (any one of which is herein referred to as an “Intermediary”) or otherwise not in their own name (such Shareholders herein referred to as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders appearing on the records maintained by the Corporation’s Transfer Agent as registered Shareholders will be recognized and allowed to vote at the Meeting. If a Shareholder’s shares are listed in an account statement provided to the Shareholder by a broker, in all likelihood those shares are not registered in the Shareholder’s name and that Shareholder is a Beneficial Shareholder. Such shares are most likely registered in the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms. Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the Meeting at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory polices require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Corporation (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Corporation (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with securities regulatory policy, the Corporation is not sending the Meeting materials directly to NOBOs in connection with the Meeting, but rather has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Intermediaries for distribution to Beneficial Shareholders, unless a Beneficial Shareholder has waived the right to receive them.

The Corporation does not intend to pay for Intermediaries to deliver the Meeting materials and Form 54-101F7 –Request for Voting Instructions Made by Intermediary to OBOs. As a result, OBOs will not receive the Meeting materials unless their Intermediary assumes the costs of delivery.

Intermediaries are required to forward the Meeting materials to Beneficial Shareholders to seek their voting instructions in advance of the Meeting. Shares held by Intermediaries can only be voted in accordance with the instructions of the Beneficial Shareholders. The Intermediaries often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Intermediary in order that your shares are voted at the Meeting.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting. The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

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The purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own. A Beneficial Shareholder receiving a VIF cannot use that form to vote common shares of the Corporation ("Common Shares", “Shares” or "shares") directly at the Meeting – Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered. Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only registered Shareholders have the right to revoke a proxy. A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

All references to Shareholders in this Information Circular and the accompanying instrument of proxy and notice of Meeting are to registered Shareholders unless specifically stated otherwise.

Voting of Common Shares and Proxies and

Exercise of Discretion by Designated Persons

Only Shareholders of record as at the close of business on of January 24, 2018 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described under the heading "Appointment of Proxies" shall be entitled to vote, or have their common shares voted, at the Meeting, or any adjournment thereof. On any poll, each Shareholder of record holding common shares of the Corporation on the Record Date is entitled to one vote for each common share registered in his or her name on the list of Shareholders as at the Record Date.

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the proxy. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly. The Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy. It is intended that the Designated Persons will vote the Common Shares represented by the proxy in favour of each matter identified in the proxy.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Corporation is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

NOTICE AND ACCESS

The Corporation is not sending the Meeting materials to registered Shareholders or Beneficial Shareholders using notice-and-access delivery procedures defined under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102, Continuous Disclosure Obligations.

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INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or executive officer of the Corporation, or any associate or affiliate of the foregoing persons has any substantial interest direct or indirect, by way of beneficial ownership or otherwise in matters to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of Common Shares, of which 122,437,228 Common Shares are issued and outstanding. Each Common Share entitles the holder thereof to one vote in respect of the matters to be considered at the Meeting. The holders of Common Shares of record at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting, except to the extent that:

(i)	a Shareholder has transferred the ownership of any shares after January 24, 2018, and

(ii)	the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of Shareholders entitled to vote at the Meeting, in which case the transferee shall be entitled to vote such shares at the Meeting.

The by-laws of the Corporation provide that a quorum at any meeting of Shareholders shall be persons present not being less than two in number and who hold or represent not less than 20% of the total number of the issued shares of the Corporation entitled to vote at the meeting.

To the knowledge of the directors and executive officers of the Corporation, there are no Shareholders who beneficially own directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

MATTERS TO BE ACTED UPON AT THE MEETING

TO THE KNOWLEDGE OF THE CORPORATION’S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

ANNUAL GENERAL MEETING BUSINESS

1.        Financial Statements

The audited financial statements of the Corporation for the year ended August 31, 2017, together with the auditors’ report thereon (the “Financial Statements”), will be presented to the Shareholders at the Meeting. Shareholders should note that in accordance with the rules of National Instrument 51-102, Continuous Disclosure Obligations, Shareholders will no longer automatically receive copies of financial statements unless a financial statement request card (in the form enclosed herewith) has been completed and returned as instructed. Copies of all previously issued annual and quarterly financial statements and related Management’s Discussion & Analysis are available to the public under the Corporation’s profile on the SEDAR website at www.sedar.com.

2.       Appointment of Auditors

At the Meeting, the Shareholders of the Corporation will be asked to vote for the appointment of Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, of Vancouver, British Columbia, as auditors for the Corporation for the ensuing year and to authorize the directors to fix the auditors’ remuneration. Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants was first appointed auditor of the Corporation on January 29, 2016.

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The shares represented by proxy will be voted FOR the resolution to appoint Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year, at a remuneration to be fixed by the Corporation’s Board of Directors (the “Board”), unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common Shares are to be withheld from voting on the appointment of auditors.

3.        Election of Directors

Majority Voting

The Corporation has adopted a majority voting policy for directors for uncontested meetings. The Board believes that each director should have the confidence and support of the Shareholders of the Corporation. To this end, the Board has unanimously adopted a Majority Voting Policy for directors of uncontested meetings.

If in respect to any individual director nominee, the number of shares withheld from voting is greater than the number of shares voted in favour of such individual nominee, the nominee will be considered by the Board not to have received the support of the Shareholders, even though duly elected as a matter of corporate law.  Such a nominee will forthwith submit his or her resignation to the Board to take effect on acceptance by the Board.  The Board will promptly refer the resignation to the Nominating Committee for consideration.  The Nominating Committee shall consider the matter and make a recommendation to the full board and the Board will determine whether or not to accept the tendered resignation within 90 days of the Shareholders’ meeting.  The director tendering his or her resignation will not participate in any meetings of the Committee or the Board which considers the resignation.

The Board currently consists of five directors, all of whom are elected annually. The term of office for each of the present directors of the Corporation expires at the Meeting. All of the current directors of the Corporation will be standing for re-election. The number of directors for the ensuing year will be fixed at five, subject to such increases as may be permitted by the Articles of the Corporation.

The five persons described below have been nominated and will be proposed at the Meeting for election as directors of the Corporation to serve until the next annual meeting of Shareholders of the Corporation or until their successors are elected or appointed. It is the intention of the persons named in the enclosed form of proxy to vote FOR the resolution electing the nominees outlined below as directors of the Corporation for the ensuing year, at a remuneration to be fixed by the Board, unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common Shares are to be withheld from voting on the election of such directors.

If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed form of proxy intend to vote FOR the election of any substitute nominee or nominees recommended by the management of the Corporation and for the remaining proposed nominees. Management has been informed that each of the proposed nominees listed below is willing to serve as director if elected.

The names, jurisdiction of residence, principal occupations and respective interests of such nominees in securities of the Corporation set forth in the following table were furnished by the individual nominees:

Name, Jurisdiction of Residence and Position With the Corporation	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since	Number of Common Shares beneficially owned or directly or indirectly controlled(1)
James E. Sinclair Connecticut, U.S.A. President and Chief Executive Officer and Director	President and CEO of the Corporation	April 30, 2002	2,566,419

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Name, Jurisdiction of Residence and Position With the Corporation	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since	Number of Common Shares beneficially owned or directly or indirectly controlled(1)
Dr. Norman Betts (2) New Brunswick, Canada Director	Professor, Faculty of Business Administration, University of New Brunswick and a Chartered Professional Accountant	January 4, 2005	125,799
William Harvey (2) Missouri, U.S.A. Director	Psychologist	April 30, 2002	290,424
Rosalind Morrow Ontario, Canada Director	Lawyer; Partner, Borden Ladner Gervais LLP	October 20, 2003	669,784
Ulrich E. Rath (2) (3) Ontario, Canada Director	Corporate Director and Consultant to the Mining Industry	October 7, 2003	229,034
(1)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at January 24, 2018 is based on information furnished to the Corporation by the individual nominees.
(2)	Member of Audit and Compensation Committee and Nominating Committee.
(3)	Member of Technical Committee.

Corporate Cease Trade Orders or Bankruptcies

Within the ten years prior to the date of this Circular, no director or proposed director of the Corporation is, or has been, a director or executive officer of any company, including the Corporation, that while that person was acting in that capacity:

•	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

•	was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

•	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

Within the ten years prior to the date of this Circular, no director of the Corporation has become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

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Penalties or Sanctions

Within the past ten years no proposed director of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

4.        Approval of Stock Option Plan

On February 27, 2006, the Shareholders approved a restricted stock unit incentive plan (the “RSU Plan”). In 2016 the Shareholders approved an extension of the RSU plan for an additional five year term to January 24, 2021. Subject to Shareholder approval, on November 28, 2016, the Board approved the 2016 incentive stock option plan (the “2016 Plan”) with the intention that no further restricted stock units would be granted under the RSU plan. The 2016 Plan was a fixed plan pursuant to which the maximum number of incentive stock options issuable was equal to 6% of the Corporation’s issued and outstanding shares from time to time. The Corporation wishes to replace the 2016 Plan with a new incentive stock option plan (the “2018 Plan”), pursuant to which the maximum number of incentive stock options issuable was equal to 10% of the Corporation’s issued and outstanding shares from time to time. The 2018 Plan will also allow for incentive stock option grants expiring up to ten years form their date of issuance, whereas the 2016 Plan allowed a maximum term to expiry of nine years. Other than the foregoing two changes, the 2018 Plan is substantially identical to the 2016 Plan.

Purpose

The purpose of the 2018 Plan is to (a) attract and retain superior directors, officers, advisors, employees, consultants and other persons or companies engaged to provide ongoing services to the Corporation, to provide an incentive for such persons to put forth maximum effort for the continued success and growth of the Corporation, and in combination with these goals, to encourage their participation in the performance of the Corporation; and (b) closely align the personal interests of such directors, officers, advisors, employees, consultants and other persons or companies with those of the Shareholders by providing them with the opportunity, through the grant of Options (as defined below), to acquire shares of the Corporation.

The Board is of the view that the 2018 Plan is in the best interests of the Corporation and recommends that Shareholders vote in favour of the resolution, as described below, to approve and ratify the 2018 Plan (the “2018 Plan Resolution”). In making this recommendation, the Board took into account a number of considerations including:

(a)     the need to retain, motivate and inspire both current and potential employees, officers and directors; and

(b)     the objective of having a competitive compensation program while also preserving cash.

The following is a summary of the material terms of the 2018 Plan and is qualified in its entirety by reference to the specific terms of the Plan, a copy of which is attached as Schedule "A" to this Information Circular.

The 2018 Plan provides for the grant to eligible directors, officers, employees and consultants of incentive stock options exercisable to purchase shares (each, an “Option” and collectively, "Options").

Summary of the 2018 Plan

Overview

The 2018 Plan:

(a)     is a "rolling" plan, pursuant to which the aggregate number of Shares to be issued under the 2018 Plan, shall not exceed 10% of the Corporation's issued and outstanding Shares from time to time;

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(b)     provides for the award of Options; and

(c)     includes certain provisions as described below.

Stock Option Grants

The 2018 Plan authorizes the Board, on the recommendation of the Audit and Compensation Committee (the “Committee”), to grant Options and to settle, execute and deliver Option Agreements and bind the Corporation accordingly. The number of Shares, the exercise price per Share, the terms, the vesting period and any other terms and conditions of Options granted pursuant to the 2018 Plan, from time to time are determined by the Board, on the recommendation of the Committee, at the time of the grant, subject to the defined parameters of the 2018 Plan. The date of grant of an Option shall be the date that the grant was approved by the Board.

Exercise Price

The exercise price of any Option cannot be less than the greater of the volume weighted average price of the Shares on the TSX for the five days on which Shares were traded immediately preceding the date of grant (the "Fair Market Value") and the closing price of the Shares on the TSX on the trading date immediately preceding the date of grant.

Exercise Period, Blackout Periods and Vesting

Options are exercisable for a period as determined by the Committee, which period may not exceed ten years from the date that the Option is granted. Options may be earlier terminated in the event of death or termination of employment or appointment. The Committee may determine that an Option will be exercisable in instalments. Vesting of Options is determined by the Board and vested portions of Options will be exercisable, in whole or in part, at any time after vesting. If an Option is exercised for fewer than all of the shares for which the Option has then vested, the Option will remain in force and exercisable for the remaining vested shares.

The right to exercise an Option may be accelerated in the event a takeover bid in respect of the Shares is made, subject to the condition that if the takeover bid is not duly completed, the acceleration may be rescinded.

Pursuant to the 2018 Plan, the expiry date of an Option will be adjusted, notwithstanding the provisions of the Option or the date of expiration determined in accordance with the 2018 Plan (“Fixed Term”), without Board or Committee discretion, to take into account any “blackout period” imposed on the optionee by the Corporation as follows:

(a)     if the Fixed Term expiration is within the blackout period imposed on the optionee, then the Fixed Term expiration is extended to the close of business on the date that is ten (10) days following the expiry of such blackout period (the “Blackout Expiration Term”); or

(b)     if the Fixed Term expiration falls within two (2) business day following the expiry of a blackout period imposed on the optionee, then the Fixed Term expiration date will be the date that is the Blackout Expiration Term reduced by the number of business days between the Fixed Term expiration date and the expiry of such blackout period.

Termination or Death

If an optionee dies while employed by the Corporation, any Option held by him or her will be exercisable for a period of 12 months or the prior expiration of the Options (whichever is sooner) by the person to whom the rights of the optionee shall pass by the optionee’s will or pursuant to law. Similarly, an incentive stock option held by a US Participant (as defined below) who incurs a permanent disability (as defined by the U.S. Internal Revenue Code of 1986) or dies will be exercisable for a period of 12 months or until the expiration of the Option (whichever is sooner). If an optionee is terminated for cause, the Option exercise date will terminate on the date the optionee is terminated. If an optionee ceases to be employed or engaged by the Corporation for any reason other than for cause, then the Options will be exercisable for a reasonable period of time after the date of termination, such “reasonable period” to be no more than 12 months after the date of termination.

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Incentive Stock Options

Options granted to employees (including directors or officers that are also employees) of the Corporation who are United States citizens or residents (“US Participant”) may be granted as "incentive stock options" (“ISOs”) or "nonqualified stock options", as specified by the Corporation in the stock option agreement. ISOs granted under the 2018 Plan cannot exceed 10% of the issued and outstanding shares of the Corporation from time to time. Options may only be granted as ISOs to the extent that the aggregate Fair Market Value of the Shares as of the date of grant underlying all ISOs that are exercisable for the first time during any calendar year (under the 2018 Plan and all other plans for the Corporation and any parent or subsidiary) does not exceed US$100,000.

ISOs may not be granted with an exercise price of less than 100% of the Fair Market Value of a Share on the date of grant. In addition, any ISO granted to an optionee who is a 10% Shareholder may not have an exercise price less than 110% of the Fair Market Value of a Share on the date of grant. All ISOs will terminate no later than ten years after the date of grant (or no later than five years after the date of grant if the optionee is a 10% Shareholder). ISOs are non-transferrable except by will or by the laws of descent or distribution and ISOs granted may only be exercised by that optionee during their lifetime.

Provisions Applicable to all Grant of Options

Participation Limits

The aggregate number of Shares that may be issued and issuable under the 2018 Plan together with any other securities-based compensation arrangements of the Corporation, as applicable:

(a)     to insiders shall not exceed 10% of the Corporation’s issued and outstanding shares from time to time; and

(b)     to insiders within any one-year period shall not exceed 10% of the Corporation’s issued and outstanding shares from time to time.

The 2018 Plan does not provide for a maximum number of Shares which may be issued to an individual pursuant to the 2018 Plan and any other share compensation arrangement (expressed as a percentage or otherwise).

Transferability

Pursuant to the 2018 Plan, any Options granted to optionees are not transferable except by will or by the laws of descent and distribution in the event of the death of an optionee. During the lifetime of a optionee, Options may only be exercised by that optionee.

Amendment and Termination of the 2018 Plan

The Board may amend, suspend or terminate the 2018 Plan or any Option granted under the 2018 Plan without further Shareholder approval, including, without limiting the generality of the foregoing: (i) changes to ensure Options comply with the laws of jurisdictions in which the Corporation is resident; (ii) changes of an administrative nature; (iii) correction of any defect, supply of any omission or reconciliation of any inconsistency in the 2018 Plan, Option or Option Agreement; (iv) additions of or modifications to a cashless exercise right provision; (v) changes to the vesting provisions of an Option or the 2018 Plan; (vi) changes to the termination provisions of an Option providing that the expiry date does not extend past the original expiry date; (vii) amendments required to comply with applicable laws, requirements of the TSX or the requirements of any regulatory body or stock exchange with jurisdiction over the Corporation; and (viii) changes to provisions related to any form of financial assistance provided by the Corporation to optionees under the 2018 Plan. Shareholder approval, however, must be obtained for the following amendments:

(a)     any increase in the Shares issuable under Options granted pursuant to the 2018 Plan;

(b)     any change in persons who qualify as eligible optionees under the 2018 Plan;

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(c)     any reduction in the exercise price of an Option;

(d)     any cancellation and reissuance of an Option;

(e)     any extension of the term of an Option;

(f)      any change in the insider participation limit;

(g)     Options becoming transferable or assignable other than for purposes of death; and

(h)     any change in the provisions to amend or terminate the 2018 Plan outlined herein.

No Shares can be issued under an amendment to the 2018 Plan until the amended 2018 Plan has been accepted for filing by the TSX. The Board of Directors must obtain the consent of affected optionees if the rights or obligations under an Option are altered.

If the 2018 Plan is terminated, the provisions of the 2018 Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Options pursuant thereto remain outstanding.

Share Issuance Limits

The aggregate number of Shares that may be subject to issuance under the 2018 Plan shall not exceed 10% of the Corporation's issued and outstanding share capital from time to time. As of the date hereof, a total of 7,332,000 Shares may be granted pursuant to Options under the 2016 Plan.

Recommendation

For the reasons described above under the heading "Annual Meeting Business — Approval of Stock Option 2018 Plan — Purpose", the Board recommends that Shareholders vote in favour of the 2018 Plan Resolution. Incentive stock options are a valuable mechanism for incentivizing the Corporation's existing employees, attracting new employees and aligning their interests with those of Shareholders. The formal adoption of the 2018 Plan is subject to Shareholder approval at the Meeting.

2018 Plan Resolution

At the Meeting, Shareholders will be asked to vote on the following resolution, with or without variation, approving the adoption of the 2018 Plan. A copy of the 2018 Plan in its entirety is attached hereto as Schedule "A" and forms part of this Information Circular.

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.	The 2018 incentive stock option plan (the “2018 Plan”) in the form presented at this Meeting and adopted by the directors of the Corporation on January 24, 2018 be ratified and approved and that the directors of the Corporation be authorized in their absolute discretion to establish and administer the 2018 Plan in accordance with its terms and conditions.

2.	The Board of Directors is authorized on behalf of the Corporation to make any further amendments to the 2018 Plan as may be required by regulatory authorities, without further approval of the shareholders of the Corporation, in order to ensure adoption of the 2018 Plan;

3.	All unallocated options, rights or other entitlements under the 2018 Plan be and are hereby approved until January 24, 2021.

4.	Any one director or officer of the Corporation be and is hereby authorized to take all such actions, do such things and execute on behalf of the Corporation, and deliver or cause to be delivered in the name of and on behalf of the Corporation, all such documents as may be necessary or advisable in connection with the matters referred to in the preceding resolution.”

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In order to be passed, the 2018 Plan Resolution requires the affirmative vote of a majority of the votes cast at the Meeting.

The shares represented by proxy will be voted FOR the resolution to approve and adopt the 2018 Plan, unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common Shares are to be withheld from voting on the 2018 Plan.

5.        Approval of Share Consolidation

The Board has determined a share consolidation on the basis of up to 2:1 - every two (2) pre-consolidation (old) shares will be consolidated into one (1) post-consolidation (new) share (the “Share Consolidation”) such that on completion of the Share Consolidation all of the 122,437,228 issued and outstanding shares of the Corporation would be consolidated into up to 61,218,614 issued and outstanding shares. Outstanding stock options and other convertibles will be adjusted by the consolidation ratio.

On completion of the Share Consolidation the Corporation will be required to obtain a new CUSIP number and a new stock trading symbol. The Corporation will retain its current name.

On completion of the Share Consolidation a letter of transmittal, as and if required, may be mailed to the Corporation’s registered Shareholders.

At the Meeting, Shareholders will be asked to consider, and if thought fit, to approve a Special Resolution to approve the Share Consolidation as follows:

“IT IS HEREBY RESOLVED, AS A SPECIAL RESOLUTION THAT:

1.	the board of directors of the Corporation be and is hereby authorized, subject to approval of the applicable regulatory authorities, to take such actions as are necessary to consolidate, at any time following the date of this resolution, all of the issued and outstanding common shares of the Corporation on the basis of 1 new post-consolidation common share for every 2 pre-consolidation common shares;

2.	any one or more directors and officers of the Corporation be authorized to perform all such acts, deeds and things and execute, under seal of the Corporation or otherwise, all such documents and other writings, including the Notice of Alteration, as may be required to give effect to the true intent of these resolutions; and

3.	despite the foregoing authorization, the board of directors of the Corporation may, at its discretion, determine when such consolidation will take place and may further, at its discretion, determine not to effect a consolidation of all of the issued and outstanding common shares of the Corporation, in each case without requirement for further approval, ratification or confirmation by the shareholders of the Corporation.”

The foregoing resolution permits the directors, without further approval by the Shareholders, to elect to proceed with the Share Consolidation at any time following the date of this Meeting. Alternatively, the directors may choose not to proceed with the Share Consolidation if the directors, in their discretion, deem that it is no longer desirable to do so.

In order to be effective, the Share Consolidation Resolution must be approved by not less than two-thirds of the votes cast by Shareholders who vote in respect of such Special Resolution.

Unless the Shareholder has specified in the enclosed form of proxy that the Shares represented by such proxy are to be voted against the Share Consolidation resolution, the persons named in the enclosed form of proxy will vote FOR the Share Consolidation resolution.

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STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The adequacy and form of director and officer compensation is reviewed on an annual basis by the Audit and Compensation Committee of the Board. The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff. The Audit and Compensation Committee is comprised of three directors: Norman Betts (Chair), William Harvey and Ulrich Rath, all of whom are independent for the purposes of National Instrument 58-101 – Corporate Governance.

The Audit and Compensation Committee meets to discuss salary matters as required. Its recommendations are reached primarily by comparison of the remuneration paid by the Corporation with publicly available information on remuneration paid by other reporting issuers that the Audit and Compensation Committee feels are similarly placed within the same stage of business development as the Corporation. No consultant or advisor has been retained by the Corporation to assist in determining compensation.

In assessing the compensation of its executive officers, the Corporation does not have in place any formal objectives, criteria or analysis; instead, it relies mainly on the recommendations of the Audit and Compensation Committee and Board discussion. The Corporation’s executive compensation program has three principal components: base salary, incentive bonus plan, and equity compensation plans.

Base salaries for all employees of the Corporation are established for each position based on market information obtained through the recruitment process from recruitment consultants and candidates on an ad hoc basis. The Audit and Compensation Committee familiarizes itself with this market information, but does not employ a statistical or formal benchmarking approach in making its compensation recommendations. Individual qualifications and experience, together with the Corporation’s pay scale and any market information obtained, are considered in determining base compensation levels.

Equity compensation plans are designed to provide an incentive to the directors, officers, employees and consultants of the Corporation to achieve the longer-term objectives of the Corporation; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Corporation; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Corporation. The Corporation awards equity based compensation to its executive officers and employees, based upon the Board’s review of the recommendations of the Audit and Compensation Committee. Previous awards of such equity compensation are taken into account when considering new grants.

Implementation of new incentive equity based compensation plans and amendments to the existing plans are the responsibility of the Corporation’s Board. The Corporation’s equity compensation plans are discussed in more detail below, under the sub-headings, “Description of the 2018 Plan”, “Restricted Stock Unit Plan” and “Employee Share Ownership Plan”.

The Corporation's Code of Ethics and Business Conduct prohibits directors and NEOs (defined below) from entering into transactions to hedge or offset a decrease or protect the value of equity securities of the Corporation granted as compensation or otherwise directly or indirectly held.

The Corporation has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for by the Corporation at competitive industry rates for work of a similar nature by reputable arm’s length service providers.

The Corporation is required, under applicable securities legislation in Canada, to disclose to its Shareholders details of compensation paid to its named executive officers (a “named executive officer” or “NEO”). A named executive officer as defined in Form 51-102F6 – Statement of Executive Compensation, prescribed by National Instrument 51-102 - Continuous Disclosure Obligations, means an individual who, at any time during the year, was:

(a)	the Corporation’s chief executive officer (“CEO”);

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(b)	the Corporation’s chief financial officer (“CFO”);

(c)	each of the Corporation’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation will be, individually, more than $150,000 for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of the most recently completed financial year.

Based on the foregoing definition, the Corporation had six NEOs for the fiscal year ended August 31, 2017: James E. Sinclair, President and CEO; Joseph Kahama, former Chairman and COO (Tanzania); Marco Guidi, CFO, Victoria Luis, Corporate Accountant and Peter Zizhou, General Manager.

The following tables set forth particulars concerning the compensation of the named executive officers for the Corporation’s last three fiscal years ended August 31, 2017, 2016 and 2015:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share-based awards ($)		Option-based awards ($)	Non-equity incentive plan compen- sation ($)	Pension Value ($)	All other compen-sation ($)	Total compen-sation ($)
			Annual incentive plans (RSU)	Long term incen- tive plans (ESOP)
Jeffrey Duval, Acting CEO	2017 2016 2015	222,378 (1) Nil Nil	Nil Nil Nil	Nil Nil Nil	460,000(11) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	682,378 Nil Nil
James Sinclair, President and Director, former CEO	2017 2016 2015	167,624 (1) 104,987 (2) 94,395 (3)	Nil Nil 206,123 (5)	Nil Nil Nil	138,000(11) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	167,624 104,987 300,518
Joseph Kahama, (6) Former Chairman and COO (Tanzania)	2017 2016 2015	Nil 65,975 (2) 125,323 (3)	Nil Nil 206,123 (7)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 65,975 331,446
Marco Guidi, (9) CFO	2017 2016 2015	75,000 75,000 77,375	Nil Nil N/A	Nil Nil N/A	27,600(11) Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	102,500 75,000 77,375
Peter Zizhou, (10) General Manager	2017 2016 2015	213,746 214,958 (2) 88,017	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	213,746 214,958 88,017
(1)	US$ exchange average for the year = $1.3205.
(2)	US$ exchange average for the year = $1.3269.
(3)	US$ exchange average for the year = $1.2092.
(4)	US$ exchange = 1.00.
(5)	Valued at $4.89 per RSU granted on April 11, 2012.
(6)	Mr. Kahama resigned as a director, Chairman and COO (Tanzania) on February 6, 2016.
(7)	Valued at $6.28 per RSU granted on May 6, 2011.
(8)	Valued at $2.72 per RSU granted on July 3, 2013.
(9)	Marco Guidi was appointed as CFO on December 31, 2014.
(10)	Peter Zizhou was appointed as General Manager on March 21, 2015.
(11)	Valued using the Black-Scholes model with the following variables: volatility – 84%,, life – 9 years, risk free rate – 0.95%, dividend yield – 0%.

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Compensation is determined by the Audit and Compensation Committee as set out under “Compensation Discussion and Analysis”. Salary compensation is not tied to a named executive officer’s individual performance, however the grant of restricted share units (“RSUs”) may be. The grant date fair value of RSUs is based on the closing price of the Corporation’s shares on the Toronto Stock Exchange (the “TSX”) on the date of grant. All Employee Share Ownership Plan (“ESOP”) share purchases are at market prices at the time of each monthly purchase, through the facilities of the TSX using registered representatives. See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan” below for more information.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

Option-based Awards						Share-based Awards
Name	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)(2)	Value of unexercised in-the-money RSUs ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Jeffrey Duval, Acting CEO	2017 2016 2015	1,000,000 N/A N/A	$0.71 N/A N/A	Nov. 28, 2025 N/A N/A	Nil	Nil Nil 36,750 (1)	N/A N/A 75,000	N/A N/A 36,750
James Sinclair, President and Director, former CEO	2017 2016 2015	300,000 N/A N/A	$0.71 N/A N/A	Nov. 28, 2025 N/A N/A	Nil	Nil Nil 36,750 (1)	N/A N/A 75,000	N/A N/A 36,750
Joseph Kahama, Former Chairman and COO (Tanzania)	2017 2016 2015	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil	Nil Nil 36,750 (1)	N/A N/A 75,000	N/A N/A 36,750
Marco Guidi, CFO	2017 2016 2015	60,000 N/A N/A	$0.71 N/A N/A	Nov. 28, 2025 N/A N/A	Nil	Nil Nil 24,500	N/A N/A 50,000	N/A N/A 24,500
Peter Zizhou, General Manager	2017 2016 2015	Nil N/A N/A	N/A N/A	N/A N/A	Nil	Nil Nil 24,500	N/A N/A 50,000	N/A N/A 24,500
(1)	Valued at $0.49 per RSU granted on April 8, 2015.
(2)	The value of unexercised in the money options is calculated by multiplying the difference between the exercise price of the options and the closing price of the Corporation’s common shares on August 31, 2017, being the last day of the Corporation’s most recently completed fiscal year.

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Incentive plan awards – Value vested or earned during the year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Jeffrey Duval, CEO	Nil	Nil	Nil
James Sinclair, President and Director, former CEO	Nil	Nil	Nil
Joseph Kahama, Former Chairman and COO (Tanzania)	Nil	Nil	Nil
Marco Guidi CFO	Nil	Nil	Nil
Peter Zizhou, General Manager	Nil	Nil	Nil

Long Term Incentive Plan Awards to NEOs

The Corporation has made long-term incentive plan awards during the fiscal year ended August 31, 2017 to NEOs of the Corporation. See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan” below.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Corporation’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Corporation and its affiliates and to expend maximum effort to improve the business results and earnings of the Corporation, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Corporation. To this end, the RSU Plan provides for the grant of RSUs. Each RSU represents an entitlement to one common share of the Corporation, upon vesting.

Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan. Any such performance goals are specified in the agreement between the Corporation and the recipient governing the award. The Board implemented the RSU Plan under which employees and directors are compensated for their services to the Corporation. See “Director Compensation.”

On April 26, 2011, the Corporation’s RSU Plan was amended as the RSU Plan expressly excluded the Chairman and Chief Executive Officer of the Corporation from participating in the RSU Plan. As the joint office of Chairman and Chief Executive Officer of the Corporation no longer exists, and was replaced by two new positions, being President and Chief Executive Officer and Chairman and Chief Operating Officer (Tanzania), the Board determined that it would be in keeping with the objects of the RSU Plan and in the best interests of the Corporation that each of the offices of President and Chief Executive Officer and Chairman and Chief Operating Officer (Tanzania) be unambiguously included in the category of Service Providers eligible to receive awards of RSUs under the RSU Plan, and that the wording of the RSU Plan be amended as required to effect such result (as so amended, the “Amended RSU Plan”). The Amended RSU Plan was presented to Shareholders and approved at the Corporation’s annual general and special meeting held on March 1, 2012.

As of November 9, 2012, the Board resolved to suspend 1,500,000 common shares of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,000,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended. Subsequently, on January 9, 2014, the Board resolved to decrease the number of common shares suspended to 1,200,000 common shares, on September 29, 2015 the number of RSUs suspended was decreased to 800,000 and on November 29, 2016 all 2,500,000 common shares were authorized for issuance under the RSU Plan.

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RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2017:

There were no RSUs granted to directors and Named Executive Officers during the fiscal year ended August 31, 2017.

The following RSUs granted to directors and officers during the fiscal years ended August 31, 2015, August 31, 2014 and August 31, 2013 vested during the fiscal year ended August 31, 2017:

Name	Date of Grant	No. of Shares	Cash Compensation Election	Vesting Period	Expiration Date
Rosalind Morrow	April 8, 2015	168,367(1)	$82,500	3 years	April 8, 2018
Ulrich Rath	April 8, 2015	77,168(1)	$37,812	3 years	April 8, 2018
Norman Betts	April 8, 2015	87,883(1)	$43,063	3 years	April 8, 2018
William Harvey	April 8, 2015	77,168(1)	$37,812	3 years	April 8, 2018
Norman Betts	April 9, 2014	15,949(2)	$43,062	3 years	April 9, 2017
William Harvey	April 9, 2014	14,004(2)	$37,811	3 years	April 9, 2017
James Sinclair	April 9, 2014	76,296(2)	$205,999	3 years	April 9, 2017
Rosalind Morrow	April 9, 2014	12,731(2)	$34,374	3 years	April 9, 2017
James Sinclair	April 10, 2013	57,577(3)	$206,126	3 years	April 10, 2016
Rosalind Morrow	April 10, 2013	9,602(3)	$34,375	3 years	April 10, 2016
Norman Betts	April 10, 2013	11,470(3)	$41,063	3 years	April 10, 2016
(1)	Valued at $0.49 per RSU
(2)	Valued at $2.70 per RSU
(3)	Valued at $3.58 per RSU

RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2016:

There were no RSUs granted to directors and named executive officers during the fiscal year ended August 31, 2016.

The following RSUs granted to directors and officers during the fiscal year ended August 31, 2013 vested during fiscal year ended August 31, 2016:

Name	Date of Grant	No. of Shares(1)	Cash Compensation Election	Vesting Period	Expiration Date
Rosalind Morrow	April 10, 2013	9,602	$34,375	3 years	April 10, 2016
Norman Betts	April 10, 2013	11,470	$38,000	3 years	April 10, 2016
(4)	Valued at $3.58 per RSU

The following RSUs granted to directors and officers during the fiscal year ended August 31, 2015 vested during fiscal year ended August 31, 2016:

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Name	Date of Grant	No. of Shares(1)	Cash Compensation Election	Vesting Period	Expiration Date
Ulrich Rath	April 8, 2015	77,168	$37,812	1 year	April 8, 2016
Rosalind Morrow	April 8, 2015	168,367	$Nil	1 year	April 8, 2016
(5)	Valued at $0.49 per RSU

Outstanding RSUs

RSUs granted to directors and executive officers during fiscal year 2015 are outstanding as of August 31, 2017.

Employee Share Ownership Plan

By an agreement dated May 1, 2003, the Corporation appointed Computershare Trust Company (formerly Olympia Trust Company), as trustee (the “Trustee”) to manage and administer the Corporation’s ESOP. Under the ESOP, eligible employees, directors, and consultants can elect to contribute up to 30% of their salary or compensation on a monthly basis for investment by the Trustee in shares of the Corporation. The Corporation will contribute funds equal to 100% of the employee’s contribution up to an amount equal to 5% or less of the employee’s salary. The Corporation will contribute funds equal to 50% of the employee’s contribution for the next 6% to 30% inclusive of the employee’s salary. All share purchases are at market prices at the time of purchase, through the facilities of the TSX using registered representatives. Due to market conditions and the resultant decline in the Corporation’s share price, all contributions to the ESOP were suspended as of October 1, 2014.

Pension Plan Benefits

The Corporation has not set aside or accrued any funds for pension, retirement or similar benefits.

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Corporation are authorized for issuance in effect as of the end of the Corporation’s most recently completed financial year end:

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	Number of securities to be issued upon exercise of outstanding grants	Weighted average exercise price of outstanding grants	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (Restricted Stock Unit Plan)	510,000	$0.49	0
Equity compensation plans approved by security holders (2016 Plan)	3,750,000	$0.71	3,584,014
Equity compensation plans not approved by security holders	Nil	N/A	Nil
Total	4,270,000		3,584,014

Director Compensation

Director Compensation Table

The following table sets forth the value of all compensation provided to directors not including those directors who are also NEOs, for the Corporation’s most recently completed financial year:

Name	Fees Earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Norman Betts	36,000	Nil	46,000	Nil	Nil	Nil	82,000
William Harvey	37,813	Nil	46,000	Nil	Nil	Nil	83,813
Rosalind Morrow	Nil	Nil	46,000	Nil	Nil	Nil	46,000
Abdulkarim Mruma	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ulrich Rath	37,813	Nil	460,000	Nil	Nil	Nil	497,813

Directors who are also members of management do not receive any additional cash compensation for serving on the Board. All directors are granted RSUs as compensation for serving on the Board. Please see the table entitled “RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2017” under “Restricted Stock Unit Plan” above.

Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437.50 per year for serving as Chair of a Committee. On April 11, 2012, the Board approved that at the election of each individual director, up to one half of the annual compensation may be received in cash, paid quarterly. The remainder of the director’s annual compensation (at least one half and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one year and a maximum of three years, at the election of the director, subject to the conditions of the Amended RSU Plan with respect to earlier vesting.

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There were no RSUs granted to the directors under the Amended RSU Plan during the fiscal year ended August 31, 2017.

Termination and Change of Control Benefits

There are currently no contracts for outside management services. There are currently no employment contracts in place whereby any person is entitled to termination or change of control benefits.

Performance Graph

The following line graph and succeeding table compare the return, assuming an initial investment of $100, with the cumulative total return, in respect of the TSX Composite Index compiled by the TSX for the five most recently completed financial years. The TSX Composite Index is a total return index.

Figure 1

	08/31/2013	08/31/2014	08/31/2015	08/31/2016	08/31/2017
Tanzanian Royalty Exploration Corp.	$42.63	$16.59	$8.06	$15.44	$8.06
TSX Composite Index	$108.35	$116.43	$102.77	$122.23	$128.97

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The NEOs compensation during the period reported herein was not based on the Corporation’s cumulative return during the same periods and accordingly, bears no direct relationship to the trend shown in the above graph. As described above under the “Compensation Discussion and Analysis”, the Corporation’s executive compensation program consists of a cost combination of cash and share based compensation. When determining compensation, the Audit and Compensation Committee considers a number of factors, one of which is the corporate performance. As a result there is no direct correlation between the trend shown in the performance graph and the trend in compensation to NEOs reported over the same period.

Risk of Compensation Practices and Disclosure

The Board has not proceeded to a formal evaluation of the implications of the risks associated with the Corporation’s compensation policies and practices. Risk management is a consideration of the Board when implementing its compensation program, and the Board does not believe that the Corporation’s compensation program results in unnecessary or inappropriate risk taking, including risks that are likely to have a material adverse effect on the Corporation.

Hedging Policy

The Corporation’s NEOs and directors are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Neither the NEOs nor the directors are permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEOs or directors, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds.

Composition of the Audit and Compensation Committee

The Audit and Compensation Committee members are comprised of the following directors of the Corporation:

Norman Betts (Chair)	Independent (1)	Financial expert (3)
Ulrich Rath	Independent (1)	Financially literate (2)
William Harvey	Independent (1)	Financially literate (2)
(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Corporation, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.
(2)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
(3)	An Audit Committee Financial Expert must possess five attributes: (i) an understanding of GAAP and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions.

For further details about the Audit and Compensation Committee, Shareholders are referred to the Corporation’s Form 20-F Annual Report dated November 29, 2017 (filed on SEDAR on November 29, 2017) under the heading, “Audit Committee Information” for the disclosure required by Form 52-110F1 of National Instrument 52-110.

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INDEBTEDNESS TO CORPORATION OF DIRECTORS AND EXECUTIVE OFFICERS

No directors or executive officers of the Corporation or proposed nominees for election as a director, or their associates or affiliates have been indebted to the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director, officer or proposed nominee for election as a director and no associate or affiliate of any insider or nominee has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation. The Board has confirmed the strategic objective of the Corporation is to develop the Buckreef Gold Mine Re-development Project in northern Tanzania in addition to seeking out and exploring gold deposits with the intention of developing certain for our own account and partnering with an exploration corporation to generate royalty interest in a deposit that results in production.

The fundamental responsibility of the Board is to appoint a competent executive team and to oversee the management of the Corporation’s business, with a view to maximizing Shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal controls.

The Board believes that good corporate governance improves corporate performance and benefits all Shareholders. National Policy 58-201 - Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation. In addition, NI 58-101 prescribes certain disclosure by the Corporation of its corporate governance practices.

The following report by the Board describes the analysis and disclosure of corporate governance practices of the Corporation.

CORPORATE GOVERNANCE DISCLOSURE

1.       Board of Directors

A director is considered independent only where the Board determines that the director has no direct or indirect material relationship with the Corporation or its subsidiaries (together referred to as the Corporation). A “material relationship” is defined in National Instrument 52-110 Audit Committees to mean any relationship, which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgement.

On an annual basis, the Board, in consultation with the Audit and Compensation Committee, reviews each relationship that a director has with the Corporation in order to determine whether the director is or remains independent.

Based on reference to these requirements and review of the applicable factual circumstances against these standards, the Board, in consultation with the Audit and Compensation Committee, has determined that the majority of its directors are independent. The following table identifies which directors are not independent and the basis for that determination.

Director	Independence Status	Basis for determination of non-independence
Norman Betts	Independent	Not applicable – no material relationship
William Harvey	Independent	Not applicable – no material relationship
Ulrich Rath	Independent	Not applicable – no material relationship

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Director	Independence Status	Basis for determination of non-independence
James Sinclair	Not independent	James Sinclair is considered to have a material relationship with the Corporation by virtue of his position as Executive Chairman of the Corporation
Rosalind Morrow	Not Independent	Rosalind Morrow is considered to have a material relationship with the Corporation as a result of being a partner of the Corporation’s external legal counsel

The Board consists of a majority of independent directors.

The following directors are presently directors of other reporting issuers:

Norman Betts:     Adex Mining Inc. and 49 North Resources Inc.

The independent directors may hold separate meetings at which management is not in attendance. The Board facilitates open and candid discussion among its independent directors by encouraging such members to have discussions with the Board members who are not independent directors. The Board is scheduled to meet without management and non-independent directors after each Board meeting.

The independent directors are provided with leadership through their majority control of the Board and ability to meet independently of management. The Board also encourages its independent directors to have informal discussions amongst themselves whenever appropriate.

The Corporation held seven Board meetings since the beginning of the most recently completed financial year. Due to the various global locations of the Corporation’s directors, Board members attend via telephone conference call. Abdulkarim Mruma and James Sinclair were each unable to attend two Board meetings, and Rosalind Morrow, Norman Betts and Ulrich Rath were each unable to attend one Board meeting, due to either prior commitments or travel conflicts. All other directors attended all Board meetings.

The Corporation held five Audit and Compensation Committee meetings since the beginning of the most recently completed financial year. All Audit and Compensation Committee members attended all Audit and Compensation Committee meetings.

The Corporation held one Technical Committee meeting during the last completed financial year, during which all members were present.

2.       Board Mandate

The following is the mandate of the Board:

•	Advocate and support the best interests of the Corporation;

•	Review and approve strategic, business and capital plans for the Corporation;

•	Ensure that specific and relevant corporate measurements are developed and adequate controls and information systems are in place with regard to business performance;

•	Review the principal risks of the Corporation’s business and pursue the implementation of appropriate systems to manage such risks;

•	Monitor progress and efficiency of strategic, business, and capital plans and require appropriate action to be taken when performance falls short of goals;

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•	Establish and monitor a Code of Ethics and Business Conduct for Directors, Officers and Employees to address, among other matters, conflicts of interest, protection and proper use of corporate assets and opportunities, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour;

•	Establish and monitor a Code of Ethical Conduct for Financial Managers to address, among other matters, conflicts of interest, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour;

•	Review measures implemented and maintained by the Corporation to ensure compliance with statutory and regulatory requirements;

•	Review and monitor the effectiveness of the Audit and Compensation Committee, and the Audit and Compensation Committee Charter, on at least an annual basis;

•	Select, evaluate, and compensate the senior management;

•	Grant shares, Options or restricted stock units, or all, and monitor the evaluation and compensation of senior management;

•	Monitor the practices of management to ensure appropriate and timely communication of material information concerning the Corporation to its Shareholders; in addition, assume responsibility for the Communication (Disclosure) Policy of the Corporation to ensure that it addresses how the Corporation interacts with analysts and the public and that it contains measures for the Corporation to avoid selective disclosure and ensures that insiders understand their obligations with respect to trading in securities of the Corporation;

•	Monitor compliance with the Communication (Disclosure) Policy and be responsible for the granting of any waivers therefrom;

•	Monitor overall safety and environmental policies and programs;

•	Monitor the development and implementation of programs for management succession and development; and

•	Discharge such other duties as may be required for the good stewardship of the Corporation.

3.       Position Descriptions

The Board has developed a written position description for the Chairman of the Board, which sets out the duties and responsibilities of the Chairman. The Board does not at this time have formal position descriptions for the Chairman of each Board committee and the CEO. The Board expects the CEO to meet the corporate objectives and responsibilities of the Corporation.

While management is responsible for the day-to-day operations of the Corporation’s business, the Board serves in a supervisory capacity and is responsible for reviewing and approving corporate objectives and monitoring management’s progress in achieving approved corporate objectives.

Management is required to seek the Board’s approval for any major transaction. The Board is required to give prior approval to any action that would lead to a material change in the nature of the business and affairs of the Corporation.

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4.       Orientation and Continuing Education

New directors receive copies of Board materials and all material regarding the Corporation including recent annual reports, annual information forms, proxy solicitation materials and various other operating and budget reports, and copies of the Corporation’s codes and policies, including the statement of corporate governance policies of the Board, code of ethics and business conduct, code of ethical conduct for financial managers, whistleblower policy, disclosure (communications) policy and Audit and Compensation Committee Charter. New directors are encouraged to visit and meet with management on a regular basis. Management of the Corporation makes itself available for discussion with all Board members.

The Board does not presently provide organized continuing education programs for its directors. However, each Board member is encouraged to attend meetings, courses, seminars and conferences to ensure each director’s knowledge and skills remain current to meet their obligations as directors.

5.       Ethical Business Conduct

The Board has adopted a Code of Ethics and Business Conduct (the “Code”) applicable to directors, officers, employees and consultants, and a Code of Ethical Conduct for Financial Managers to address, among other matters, conflicts of interest, protection and proper use of corporate assets and opportunities, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour. The Code is available upon request from the Corporation at 82 Richmond Street East, Toronto, Ontario, M5C 1P1. The code is posted on the Corporation’s website at www.tanzanianroyaltyexploration.com. The Code is also available for viewing on the SEDAR website at www.sedar.com. The Board accepts the responsibility of monitoring compliance with the Code. The Corporation requires that directors, officers and employees annually certify they have complied with the Code. The Corporation has filed no material change reports relating to departures from the Code by any directors and/or officers or financial managers.

The Board has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has a material interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation. Furthermore, all issuances of shares to insiders are separately approved by the Audit and Compensation Committee, which consists entirely of independent directors.

The Board and the Corporation encourage and promote a culture of ethical business conduct from all directors, officers, employees and associates.

6.       Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The Board has a Nominating Committee comprised of independent directors Norman Betts, William Harvey and Ulrich Rath. When a vacancy on the Board arises, the Nominating Committee is encouraged to bring forward any potential nominees that have the necessary skills and knowledge to serve on the Board. When considering a potential candidate, the Nominating Committee considers the qualities and skills that the Board, as a whole, should have. Based on the talent already represented on the Board, the Nominating Committee identifies the skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Corporation. Potential candidates are screened to ensure they possess the requisite qualities, including integrity, business judgment and experience and other skills and abilities to work well with the Board and the Corporation.

7.       Compensation

The adequacy and form of director and officer compensation is reviewed on an annual basis by the Audit and Compensation Committee of the Board. The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff.

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The Audit and Compensation Committee is comprised of three directors: Norman Betts (Chair), William Harvey and Ulrich Rath, all of whom are independent for the purposes of NI 58-101.

The Audit and Compensation Committee meet to discuss salary matters as required. Its recommendations are reached primarily by comparison of the remuneration paid by the Corporation with publicly available information on remuneration paid by other reporting issuers that the Audit and Compensation Committee feels are similarly placed within the same business development of the Corporation.

No consultant or advisor has been retained to assist in determining compensation.

8.       Other Board Committees

The Board has appointed three committees, an Audit and Compensation Committee, a Nominating Committee and a Technical Committee.

The Audit and Compensation Committee is described above under “Compensation”.

The Nominating Committee is described above under “Nomination of Directors”.

The Technical Committee is comprised of Ulrich Rath, a director of the Corporation, Jeffrey Duval, Vice-President of Logistics and Peter Zizhou, Acting General Manager in Tanzania. The function of the Technical Committee is to review the Corporation’s technical data and other technical information and report to management and the Board. As representatives of the Technical Committee, members may be required to meet with technical professionals retained by the Corporation to review project mandates and report to the Committee and Board as required.

9.       Board Diversity

The Board has not adopted a written policy or set targets relating to the identification and nomination of diverse directors or executive officers as it does not believe, at the present time, that it is necessary for the Corporation to have a written policy. The Board is committed to nominating the best individuals with relevant board and industry experience to fill director roles and executive officer positions. The Board believes that diversity is important to ensure that Board members and senior management provide the necessary range of perspectives, experience and expertise required to achieve the Corporation’s goals and strategic objectives. The Board recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to diversity of perspective in the boardroom and in senior management roles. The Board reviews the general and specific criteria applicable to candidates to be considered for nomination to the Board. The Board aims to maintain the composition of the Board in a way that provides the best mix of skill and experience to guide the Corporation’s long-term strategy and ongoing business operations. Accordingly, in searches for new directors or officers, the Board considers the level of gender and cultural representation and diversity within its leadership ranks, and this is just one of several factors used in its search process.

Currently, the Corporation has one female board member (Rosalind Morrow) and one female executive officer (Jo-Anne Archibald, Corporate Secretary).

10.       Assessments

Due to the size of the Board, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees. The Board conducts an annual review/evaluation process questionnaire which is designed to provide directors with an opportunity to evaluate the Board’s performance and make suggestions for improvement. The completed questionnaires are submitted to the Chairman of the Audit and Compensation Committee who reviews the evaluations and submits a summary to the Board.

The Board as a whole is responsible for the Corporation’s approach to corporate governance, committee and individual director effectiveness issues on a continuous basis. The Board has functioned, and is of the opinion that it can continue to function, independently as required. When necessary or desirable, the Board will establish committees comprised of members who are independent with respect to the issue to be determined.

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The Board monitors the size of the Board to ensure effective decision-making.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Copies of the Corporation’s financial statements for the year ended August 31, 2017 and Management’s Discussion & Analysis are also available on SEDAR or may be obtained by any person upon receipt of a request in writing to the Corporate Secretary of the Corporation, 82 Richmond Street East, Suite 200, Toronto, Ontario, M5C 1P1. Such copies will be sent to any Shareholder without charge. Financial information with respect to the Corporation is provided in the Corporation’s comparative financial statements and Management’s Discussion & Analysis for its mostly recently completed financial year.

BOARD APPROVAL

The Board has approved the content and distribution of this Management Information Circular.

DATED at Vancouver, British Columbia, this 24th day of January, 2018.

ON BEHALF OF THE BOARD OF DIRECTORS

TANZANIAN ROYALTY EXPLORATION CORPORATION

“James E. Sinclair”
James E. Sinclair,
Executive Chairman

Schedule “A”

2018 INCENTIVE STOCK OPTION PLAN
OF
TANZANIAN ROYALTY EXPLORATION CORPORATION
(the “Company”)

1.	PURPOSE OF THE PLAN

The purpose of the Plan is to (a) attract and retain superior directors, officers, advisors, employees, consultants and other persons or companies engaged to provide ongoing services to the Company, to provide an incentive for such persons to put forth maximum effort for the continued success and growth of the Company, and in combination with these goals, to encourage their participation in the performance of the Company; and (b) closely align the personal interests of such directors, officers, advisors, employees, consultants and other persons or companies with those of the Shareholders by providing them with the opportunity, through the grant of Options, to acquire Shares.

2.	Definitions

As used in the Plan, the terms set forth below will have the following respective meanings:

“Affiliate” has the meaning ascribed thereto in the Securities Act, as amended from time to time;

“Associate” has the meaning ascribed thereto in the Securities Act, as amended from time to time;

“Board” means the board of directors of the Company;

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Committee” means the Audit and Compensation Committee of the Board;

“Consultant” has the meaning set forth in National Instrument 45-106, as amended or superseded from time to time;

“Company” means Tanzanian Royalty Exploration Corporation, a company subsisting under the Business Corporations Act (Alberta) and its successor corporations;

“Director” means a member of the Board;

“Employees” means an employee of the Company or any of its Affiliates and includes:

(a)	an individual who is (or would be if he were employed in Canada) considered an employee of the Company or any of its Affiliates under the Income Tax Act (Canada);

(b)	an individual who works full-time for the Company or any of its Affiliates providing services normally provided by an employee and who is subject to the same direction and control by the Company or such Affiliate over the details and methods of work as an employee of the Company or such Affiliate; and

(c)	an individual who works for the Company or any of its Affiliates on a continuing and regular basis for a minimum amount of time per week or month providing services normally provided by an employee and who is subject to the same control and direction by the Company or such Affiliate over the details of work as an employee of the Company or such Affiliate;

“Fair Market Value” means, with respect to a Share subject to an Award, the volume weighted average price of the Shares on the TSX for the five days on which Shares were traded immediately preceding the date in respect of which Fair Market Value is to be determined or, if the Shares are not, as at that date listed on the TSX, on such other exchange or exchanges on which the Shares are listed on that date. If the Shares are not listed and posted for trading on an exchange on such day, the Fair Market Value shall be such price per Share as the Board, acting in good faith, may determine;

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“Incentive Stock Option” means an Option granted to a U.S. Participant that is intended to qualify as an “incentive stock option” within the meaning of section 422 of the Code;

“Insider” has the meaning ascribed thereto in the TSX Company Manual;

“Non-Employee Director” means a director of the Company or of an Affiliate of the Company who is not an Employee or an Officer;

“Nonqualified Stock Option” means an Option granted to a U.S. Participant that is not an Incentive Stock Option;

“Officer” has the meaning ascribed thereto in the Securities Act;

“Option” means an option to purchase Shares granted under or subject to the terms of the Plan;

“Option Agreement” means a written agreement between the Company and an Optionee that sets forth the terms, conditions and limitations applicable to an Option;

“Option Period” means the period for which an Option is granted;

“Optioned Shares” means the Shares for which an Option is or may become exercisable;

“Optionee” means a person to whom an Option has been granted under the terms of the Plan or who holds an Option that is otherwise subject to the terms of the Plan;

“Plan” means this 2018 Incentive Stock Option Plan of the Company;

“Securities Act” means the Securities Act (Alberta), R.S.A. 2000 c. S-4, as amended from time to time;

“Shares” means common shares without par value in the capital stock of the Company as the same are presently constituted;

“Shareholder” means a holder of one or more Shares; and

“TSX” means the Toronto Stock Exchange or any successor thereto.

“U.S. Participant” means an Optionee who is a U.S. citizen or U.S. resident, in each case as defined in the Code.

3.                   Administration of the Plan

3.1	The Plan will be administered by the Committee, which will have the duties and responsibilities in respect thereof as set out in the Company’s Audit and Compensation Committee Charter. Notwithstanding the existence of any such Committee, the Board itself will retain independent and concurrent power to undertake any action hereunder delegated to the Committee, whether with respect to the Plan as a whole or with respect to individual Options granted or to be granted under the Plan.

3.2	Subject to the limitations of the Plan, the Board, based upon the recommendation(s) of the Committee, has full power to grant Options, to determine the terms, limitations, restrictions and conditions respecting such Options and to settle, execute and deliver Option Agreements and bind the Company accordingly, to interpret the Plan and to adopt such rules, regulations and guidelines for carrying out the Plan as it may deem necessary or proper and to reserve, allot, fix the price of, and issue Shares pursuant to the grant and exercise of Options, all of which powers must be exercised in the best interests of the Company and in keeping with the objectives of the Plan.

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3.3	Any decision of the Board or Committee in the interpretation and administration of the Plan lies within its absolute discretion and is final, conclusive and binding on all parties concerned. No member of the Board or Committee is liable for anything done or omitted to be done by such member, by any other member of the Board or Committee or by any officer of the Company, in connection with the performance of any duties under the Plan, except those which arise from such member’s own willful misconduct or as expressly provided by statute.

3.4	The Company will pay all administrative costs of the Plan.

4.	Eligibility for Options

4.1	Options may be granted to Employees, Officers, Directors (including Non-Employee Directors), and Consultants of the Company and its Affiliates who are, in the opinion of the Committee, in a position to contribute to the success of the Company or any of its Affiliates or who, by virtue of their service to the Company or any predecessors thereof or to any of its Affiliates, are in the opinion of the Committee, worthy of special recognition. Except as may be otherwise set out in this Plan, the granting of Options is entirely discretionary. Nothing in this Plan will be deemed to give any person any right to participate in this Plan or to be granted an Option and the designation of any Optionee in any year or at any time will not require the designation of such person to receive an Option in any other year or at any other time. The Committee will consider such factors as it deems pertinent in selecting participants and in determining the amounts and terms of their respective Options for recommendation to the Board.

4.2	If an Optionee who is granted an Option is an Employee, or Consultant of the Company or any of its Affiliates, the Option Agreement pertaining to such Option will contain a representation by the Optionee that the Optionee is a bona fide Employee, or Consultant of the Company or its Affiliates.

4.3	Subject to:

(a)	the acceptance of this Plan for filing by applicable securities exchanges; and

(b)	the approval of this Plan by the shareholders,

any options over securities of the Company previously granted by the Company which remain outstanding as at January 24, 2018, will be deemed to have been issued under and will be governed by the terms of the Plan provided that, in the event of inconsistency between the terms of the agreements governing such options previously granted and the terms of the Plan, the terms of such agreements will govern.

5.	Number of Shares Reserved under the Plan

5.1	The number of Shares that may be reserved for issuance under the Plan is limited as follows:

(a)	the maximum aggregate number of Shares which may be made issuable pursuant to the exercise of Options granted under the Plan at any particular time will be a maximum of ten percent (10%) of the number of issued and outstanding Shares at such time, provided that if any Option subject to the Plan is exercised, forfeited, expires, is terminated or is cancelled for any reason whatsoever, then the Shares previously subject to such Option are automatically reloaded and available for future Option grants; and

(b)	if and for so long as the Shares are listed on the TSX:

(i)	the maximum aggregate number of Shares that may be reserved under the Plan or other share compensation arrangements of the Company for issuance to Insiders at any particular time will not exceed ten percent (10%) of the issued and outstanding number of Shares at such time; and

(ii)	the number of Shares issued to Insiders pursuant to the Plan (together with any Shares issued to Insiders pursuant to any other share compensation arrangements of the Company) within a 12 month period will not exceed ten percent (10%) of the issued and outstanding number of Shares.

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6.	Number of Optioned Shares per Option

6.1	Subject always to the limitations in subsection 5.1, the number of Optioned Shares under an Option will be determined by the Committee, in its discretion, at the time such Option is granted, taking into consideration the Optionee’s present and potential contribution to the success of the Company and taking into account all other Options then held by such Optionee.

7.	Price

7.1	The exercise price per Optioned Share under an Option will be determined by the Committee, in its discretion, at the time such Option is granted, but such price will be not less than the greater of:

(a)	the closing price of the Shares on the TSX on the trading day immediately preceding the day on which the Option is granted (provided that if there are no trades on such day then the last closing price within the preceding ten trading days will be used, and if there are no trades within such ten-day period, then the simple average of the bid and ask prices on the trading day immediately preceding the day of grant will be used); and

(b)	the volume weighted average trading price (calculated by dividing the total value by the total volume of Shares traded on the TSX during the relevant period) of the Shares on the TSX for the five trading days immediately prior to the date of grant.

The exercise price at which, and the number of optioned securities for which, an outstanding Option may be exercised following a subdivision or consolidation of the Shares will be subject to adjustment in accordance with section 11.

7.2	The exercise price per Optioned Share under an Option may be reduced at the discretion of the Committee if:

(a)	at least six months has elapsed since the later of the date such Option was granted and the date the exercise price for such Option was last amended; and

(b)	shareholder approval is obtained, including disinterested shareholder approval if required by the any stock exchange on which the Shares are listed, for any reduction in the exercise price under an Option;

provided that none of the conditions in this subsection 7.2 will apply in the case of an adjustment made under section 11.

8.	Option Period and Exercise of Options

8.1	The Option Period for an Option will be determined by the Committee at the time the Option is granted and may be up to 10 years from the date the Option is granted. At the time an Option is granted, the Committee may determine that, with respect to that Option, upon the occurrence of one of the events described in subsection 8.3 there will come into force a time limit for exercise of such Option which is different than the Option Period, and in the event of such a determination, the Option Agreement for such Option will contain provisions which specify the events and time limits related to that determination. Subject to the applicable maximum Option Period provided for in this subsection 8.1 and subject to applicable regulatory requirements and approvals, the Committee may extend the Option Period of an outstanding Option beyond its original expiration date, provided that shareholder approval, including disinterested shareholder approval if required by the applicable securities exchange requirements, is obtained for any extension of the Option Period of an outstanding Option.

8.2	The Committee may determine when any Option will become exercisable and may determine that the Option will be exercisable in instalments.

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8.3	If there is a takeover bid or tender offer made for all or any of the issued and outstanding Shares, then the Board may, in its sole and absolute discretion and if permitted by applicable legislation and the policies and rules of any stock exchange or regulatory body having jurisdiction over the securities of the Company, unilaterally determine that outstanding Options, whether fully vested and exercisable or subject to vesting provisions or other limitations on exercise, will be conditionally exercisable in full to enable the Optioned Shares subject to such Options to be conditionally issued and tendered to such bid or offer, subject to the conditions that if the bid or offer is not duly completed the exercise of such Options and the issue of such Shares will be rescinded and nullified and the Options, including any vesting provisions or other limitations on exercise which were in effect will be re-instated.

8.4	The vested portions of Options will be exercisable, in whole or in part, at any time after vesting. If an Option is exercised for fewer than all of the Optioned Shares for which the Option has then vested, the Option will remain in force and exercisable for the remaining Optioned Shares for which the Option has then vested, according to the terms of such Option.

8.5	The exercise of any Option will be contingent upon receipt by the Company of payment in full for the exercise price of the Shares being purchased in cash by way of certified cheque or bank draft. Neither an Optionee nor the legal representatives, legatees or distributees of such Optionee will be, or will be deemed to be, a holder of any Shares subject to an Option under the Plan unless and until:

(a)	certificates for such Shares are issuable to the Optionee or such other persons pursuant to the Option or the Plan; or

(b)	such Shares are registered in the name of the Optionee or such other persons pursuant to the Option or the Plan in accordance with any system of direct registration that may be adopted by the Company.

8.6	Notwithstanding the provisions of subsection 8.1 or the date of expiration of an Option determined in accordance with this Plan (“Fixed Term”), the date of expiration of an Option will be adjusted, without being subject to Board or Committee discretion, to take into account any blackout period imposed on the Optionee by the Company as follows:

(a)	if the Fixed Term expiration date falls within a blackout period imposed on the Optionee by the Company, then the Fixed Term expiration date is extended to the close of business on the 10th business day after the end of such blackout period (the “Blackout Expiration Term”); or

(b)	if the Fixed Term expiration date falls within two business days after the end of a blackout period imposed on the Optionee by the Company, then the Fixed Term expiration date will be that date which is the Blackout Expiration Term reduced by that number of business days between the Fixed Term expiration date and the end of such blackout period (i.e. Options whose Fixed Term expires two business days after the end of the blackout period will only have an additional eight business days to exercise.)

9.	Stock Option Agreement

9.1	Upon the grant of an Option to an Optionee, the Company and the Optionee will enter into an Option Agreement setting out the number of Optioned Shares subject to the Option, the Option Period and, if applicable, the vesting schedule for the Option, and incorporating the terms and conditions of the Plan and any other requirements of regulatory authorities and stock exchanges having jurisdiction over the securities of the Company, together with such other terms and conditions as the Committee may determine in accordance with the Plan.

10.	Effect of Termination of Employment or Death

10.1	An outstanding Option will remain in full force and effect and exercisable according to its terms for the Option Period notwithstanding that the holder of such Option ceases to be an Employee, Officer, Director (including a Non-Employee Director), or Consultant of the Company or an Affiliate for any reason, including death, subject always to any express term in any Option Agreement made pursuant to subsection 8.1 which provides that upon the occurrence of one of such events there will come into force a time limit for exercise of such Option which is different than the Option Period, subject to the considerations noted below.

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(a)	If an Optionee holds his or her Options as a Director or Officer and such Optionee ceases to be a Director or Officer for any reason other than death, such Director or Officer will have rights to exercise any Option not exercised prior to such termination (but only to the extent that such Option has vested on or before the date the holder ceased to be a Director or Officer) within a reasonable period of time after the date of termination, as set out in the holder’s Option Agreement, such “reasonable period” not to exceed one year after termination. However, if the Optionee ceases to be a Director or Officer of the Company as a result of: (i) ceasing to meet the qualifications set forth in the Business Corporations Act (Alberta); or (ii) his or her removal as a Director or Officer of the Company pursuant to the Business Corporations Act (Alberta); or (iii) an order made by any regulatory authority having jurisdiction to so order, the Option Period will terminate on the date the Optionee ceases to be a Director or Officer of the Company.

(b)	If an Optionee holds his or her Options as an Employee, or Consultant and such Optionee ceases to be an Employee, or Consultant for any reason other than death, such Employee, or Consultant will have rights to exercise any Option not exercised prior to such termination (but only to the extent that such Option has vested on or before the date the holder ceased to be so employed or provide services to the Company) within a reasonable period of time after the date of termination, as set out in the holder’s Option Agreement, such “reasonable period” not to exceed one year after termination. However, if the Optionee ceases to be (i) an Employee as a result of termination for cause; or (ii) an Employee, or Consultant of the Company as a result of an order made by any regulatory authority having jurisdiction to so order, the Option Period will terminate on the date the Optionee is terminated by the Company.

10.2	In the event of the death of an Optionee, an Option which remains exercisable may be exercised in accordance with its terms by the person or persons to whom such Optionee’s rights under the Option will have passed under the Optionee’s will or pursuant to law. The maximum period within which the heirs or administrators of a deceased Optionee may exercise any portion of an outstanding Option is one year from the date of death or the balance of the Option Period, whichever is earlier.

11.	Adjustment in Shares Subject to the Plan

11.1	Following the date an Option is granted, the exercise price for and the number of Optioned Shares which are subject to an Option will be adjusted, with respect to the then unexercised portion thereof, by the Committee from time to time (on the basis of such advice as the Committee considers appropriate, including, if considered appropriate by the Committee, a certificate of the auditor of the Company) in the events and in accordance with the provisions and rules set out in this section 11, with the intent that the rights of Optionees under their Options are, to the extent possible, preserved notwithstanding the occurrence of such events. The Committee will conclusively determine any dispute that arises at any time with respect to any adjustment pursuant to such provisions and rules, and any such determination will be binding on the Company, the Optionee and all other affected parties.

11.2	The number of Optioned Shares to be issued on the exercise of an Option will be adjusted from time to time to account for each dividend of Shares (other than a dividend in lieu of cash dividends paid in the ordinary course), so that upon exercise of the Option for an Optioned Share the Optionee will receive, in addition to such Optioned Share, an additional number of Shares (“Additional Shares”), at no further cost, to adjust for each such dividend of Shares. The adjustment will take into account every dividend of Shares that occurs between the date of the grant of the Option and the date of exercise of the Option for such Optioned Share. If there has been more than one such dividend, the adjustment will also take into account that the dividends that are later in time would have been distributed not only on the Optioned Share had it been outstanding, but also on all Additional Shares which would have been outstanding as a result of previous dividends.

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11.3	If the outstanding Shares are changed into or exchanged for a different number or kind of shares or into or for other securities of the Company or securities of another company or entity, whether through an arrangement, amalgamation or other similar procedure or otherwise, or a share recapitalization, subdivision or consolidation, then on each exercise of the Option which occurs following such events, for each Optioned Share for which the Option is exercised, the Optionee will instead receive the number and kind of shares or other securities of the Company or other company into which such Option Share would have been changed or for which such Option Share would have been exchanged if it had been outstanding on the date of such event.

11.4	If the outstanding Shares are changed into or exchanged for a different number or kind of shares or into or for other securities of the Company or securities of another company or entity, in a manner other than as specified in subsections 11.2 or 11.3, then the Committee, in its sole discretion, may make such adjustment to the securities to be issued pursuant to any exercise of the Option and the exercise price to be paid for each such security following such event as the Committee in its sole and absolute discretion determines to be equitable to give effect to the principle described in subsection 11.1 and such adjustments will be effective and binding upon the Company and the Optionee for all purposes.

11.5	If the Company distributes, by way of a dividend or otherwise, to all or substantially all holders of Shares, property, evidences of indebtedness or shares or other securities of the Company (other than Shares) or rights, options or warrants to acquire Shares or securities convertible into or exchangeable for Shares or other securities or property of the Company, other than as a dividend in the ordinary course, then, if the Committee, in its sole discretion, determines that such action equitably requires an adjustment in the exercise price under any outstanding Option or in the number(s) of Optioned Shares subject to any such Option, or both, such adjustment may be made by the Committee and will be effective and binding on the Company and the Optionee for all purposes.

11.6	No adjustment or substitution provided for in this section 11 will require the Company to issue a fractional share in respect of any Option. The number of shares shall be rounded down and fractional shares will be eliminated.

11.7	The grant or existence of an Option will not in any way limit or restrict the right or power of the Company to effect adjustments, reclassifications, reorganizations, arrangements or changes of its capital or business structure, or to amalgamate, merge, consolidate, dissolve or liquidate, or to sell or transfer all or any part of its business or assets.

11.8	Any adjustment or substitution provided for in this section 11 will require the acceptance for filing thereof by securities exchanges applicable to the Company for so long as the Shares are listed on the any such exchange.

12.	Non-Assignability

12.1	Neither the Options nor the benefits and rights of any Optionee under any Option or under the Plan will be assignable or otherwise transferable, except as specifically provided in subsection 10.2 in the event of the death of the Optionee. During the lifetime of the Optionee, all such Options, benefits and rights may only be exercised by the Optionee.

13.	Employment

13.1	Nothing contained in the Plan will confer upon any Optionee any right with respect to employment or continuance of employment with, or the provision of services to, the Company or any of its Affiliates, or interfere in any way with the right of the Company or any of its Affiliates to terminate the Optionee’s employment or the services of any such person at any time. Participation in the Plan by an Optionee is voluntary.

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14.	Regulatory Acceptances

14.1	The Plan is subject to the acceptance of the Plan for filing by applicable securities exchanges, and the Committee is authorized to amend the Plan from time to time in order to comply with any changes required from time to time by such applicable regulatory authorities, whether as conditions to the acceptance for filing of the Plan or otherwise, provided that no such amendment will in any way derogate from the rights held by Optionees holding Options (vested or unvested) at the time thereof without the consent of such Optionees.

14.2	The obligation of the Company to issue and deliver Optioned Shares pursuant to the exercise of any Options granted under the Plan is subject to the acceptance of the Plan for filing by the applicable securities exchanges. If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to obtain such acceptance for filing, then the obligation of the Company to issue such Optioned Shares will terminate and any amounts paid to the Company for such Optioned Shares will be returned to the Optionee forthwith without interest or deduction.

15.	Securities Regulation and Tax Withholding

15.1	Where necessary to enable the Company to use an exemption from requirements to register Optioned Shares or file a prospectus or use a registered dealer to distribute Optioned Shares under securities laws applicable to the securities of the Company in any jurisdiction, an Optionee, upon the acquisition of any Optioned Shares by the exercise of Options and as a condition to such exercise, will provide to the Committee such evidence as the Committee requires to demonstrate that the Optionee or recipient will acquire such Optioned Shares with investment intent (i.e. for investment purposes) and not with a view to their distribution, including an undertaking to that effect in a form acceptable to the Committee. The Committee may cause a legend or legends to be placed upon any certificates for the Optioned Shares to make appropriate reference to applicable resale restrictions, and the Optionee or recipient will be bound by such restrictions. The Committee also may take such other action or require such other action or agreement by such Optionee or proposed recipient as may from time to time be necessary to comply with applicable securities laws. This provision will in no way obligate the Company to undertake the registration or qualification of any Options or the Optioned Shares under any securities laws applicable to the securities of the Company.

15.2	The Committee and the Company may take all such measures as they deem appropriate to ensure that the Company’s obligations under the withholding provisions under income tax laws applicable to the Company and other provisions of applicable laws are satisfied with respect to the issuance of Shares pursuant to the Plan or the grant or exercise of Options under the Plan.

15.3	Without limiting the generality of subsection 15.2, the Company will have the right to deduct and withhold from any amount payable or consideration deliverable to an Optionee (a “Participant”), either under the Plan or otherwise, such amount or consideration as may be necessary to enable the Company to comply with the applicable requirements of any federal, provincial, state or local law, or any administrative policy of any applicable tax authority, relating to the deduction, withholding or remittance of tax or any other required deductions or remittances with respect to awards hereunder (“Withholding Obligations”). The Company will also have the right in its discretion to satisfy any liability for any Withholding Obligations by withholding and selling, or causing a broker to sell, on behalf of any Participant, such number of Shares issued to the Participant pursuant to an exercise of Options hereunder as is sufficient to fund the Withholding Obligations (after deducting commissions payable to the broker and other costs and expenses), or retaining any amount or consideration which would otherwise be paid, delivered or provided to the Participant hereunder. The Company may require a Participant, as a condition to granting an Option or the exercise of an Option, to make such arrangements as the Company may in its discretion require so that the Company can satisfy applicable Withholding Obligations, including, without limitation:

(a)	requiring the Participant to remit the amount of any such Withholding Obligations to the Company in advance;

(b)	requiring the Participant to indemnify and reimburse the Company for any such Withholding Obligations;

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(c)	withholding and selling Shares acquired by the Participant under the Plan, or causing a broker to sell such Shares on behalf of the Participant, withholding from the proceeds realized from such sale the amount required to satisfy any such Withholding Obligations, and remitting such amount directly to the Company; or

(d)	any combination thereof.

15.4	Any Shares of a Participant that are sold by the Company, or by a broker engaged by the Company (the “Broker”), to fund Withholding Obligations will be sold as soon as practicable in transactions effected on the exchange on which the Shares are then listed for trading, if any. In effecting the sale of any such Shares, the Company or the Broker will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Company nor the Broker will be liable for any loss arising out of any sale of such Shares including any loss relating to the manner or timing of such sales, the prices at which the Shares are sold or otherwise. In addition, neither the Company nor the Broker will be liable for any loss arising from a delay in transferring any Shares to a Participant. The sale price of Shares sold on behalf of Participants will fluctuate with the market price of the Company’s shares and no assurance can be given that any particular price will be received upon any such sale.

15.5	Issuance of Shares or delivery of share certificates for or direct registration of Shares purchased pursuant to the Plan may be delayed, at the discretion of the Committee, until the Committee is satisfied that the applicable requirements of income tax laws and other applicable laws have been met.

16.	Amendment and Termination of Plan

16.1	Subject to the policies, rules and regulations of any lawful authority having jurisdiction (including the TSX or any other stock exchange on which the Shares may be listed), the Board may, at any time, without further action or approval by the shareholders of the Company, amend the Plan, any Option or Option Agreement in such respects as it may consider advisable, and, without limiting the generality of the foregoing, it may do so to:

(a)	ensure that the Options granted hereunder will comply with any provisions respecting stock options in tax and other laws in force in any country or jurisdiction of which an Optionee to whom an Option has been granted may from time to time be resident or a citizen;

(b)	make amendments of an administrative nature;

(c)	correct any defect, supply any omission or reconcile any inconsistency in the Plan, any Option or Option Agreement;

(d)	change the vesting provisions of an Option or the Plan;

(e)	change termination provisions of an Option provided that the expiry date does not extend beyond the original expiry date;

(f)	add or modify a cashless exercise feature providing for payment in cash or securities upon the exercise of Options;

(g)	make any amendments required to comply with applicable laws or the requirements of the any stock exchange on which the Shares are listed, or any regulatory body or stock exchange with jurisdiction over the Company;

(h)	add or change provisions relating to any form of financial assistance provided by the Company to participants under the Plan that would facilitate the purchase of securities under the Plan; and

(i)	provided that shareholder approval must be obtained for any amendment that results in:

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(i)	an increase in the Shares issuable under Options granted pursuant to the Plan;

(ii)	a change in the persons who qualify as participants eligible to participate under the Plan;

(iii)	a reduction in the exercise price of an Option;

(iv)	the cancellation and reissuance of any Option;

(v)	the extension of the term of an Option;

(vi)	a change in the Insider participation limit contained in subsection Error! Reference source not found.;

(vii)	Options becoming transferable or assignable other than for the purposes described in section 10; and

(viii)	a change in the amendment provisions contained in this section 16.

16.2	No Shares will be issued under any amendment to this Plan unless and until the amended Plan has been accepted for filing by applicable securities exchanges.

16.3	The Board may not, without the consent of the affected Optionee(s), alter or impair any of the rights or obligations under any Option then outstanding under the Plan.

17.	OPTIONS GRANTED TO U.S. PARTICIPANTS

17.1	Notwithstanding any other provision of this Plan to the contrary, the number of Shares available for granting Incentive Stock Options under the Plan may not exceed 10% of the issued and outstanding shares of the Company, subject to adjustment in accordance with Section 11 of the Plan and subject to the provisions of section 422 and 424 of the Code.

17.2	The stock option agreement relating to any Option granted to a U.S. Participant shall specify whether such Option is an Incentive Stock Option or a Nonqualified Stock Option. If no such specification is made, the Option will be (a) an Incentive Stock Option if all of the requirements under the Code are satisfied or (b) in all other cases, a Nonqualified Stock Option.

17.3	In addition to the other provisions of this Plan (and notwithstanding any other provision of this Plan to the contrary), the following limitations and requirements will apply to an Incentive Stock Option:

(a)	An Incentive Stock Option may be granted only to employees (including a Director or Officer who is also an employee) of the Company (or of any parent or subsidiary of the Company). For purposes of this Section Seventeen, the term "employee" shall mean a person who is an employee for purposes of the Code and the terms "parent" and "subsidiary" shall have the meanings set forth in sections 424(e) and 424(f) of the Code;

(b)	The Company will not grant Incentive Stock Options in which the aggregate Fair Market Value (determined as of the date of grant) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (under this Plan and all other plans of the Company and of any parent or subsidiary of the Company) exceeds US$100,000 or any limitation subsequently set forth in section 422(d) of the Code;

(c)	The exercise price payable per Share upon exercise of an Incentive Stock Option will not be less than 100% of the Fair Market Value of a Share on the date of grant of such Incentive Stock Option; provided, however, that, in the case of the grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, the exercise price payable per Share upon exercise of such Incentive Stock Option will be not less than 110% of the Fair Market Value of a Share on the date of grant of such Incentive Stock Option;

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(d)	An Incentive Stock Option will terminate and no longer be exercisable no later than 10 years after the date of grant of such Incentive Stock Option; provided, however, that in the case of a grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, such Incentive Stock Option will terminate and no longer be exercisable no later than five years after the date of grant of such Incentive Stock Option;

(e)	If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Company (or by any parent or subsidiary of the Company) for any reason, whether voluntary or involuntary, other than death, permanent disability or cause, such Incentive Stock Option shall be exercisable by the U.S. Participant (to the extent such Incentive Stock Option was vested on the date of cessation of employment) at any time prior to the earlier of (i) the date that is three months after the date of cessation of employment or (ii) the expiration of the term of such Incentive Stock Option. If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Company (or by any parent or subsidiary of the Company) because of the death or permanent disability of such U.S. Participant, such U.S. Participant, such U.S. Participant's personal representatives or administrators, or any person or persons to whom such Incentive Stock Option is transferred by will or the applicable laws of descent and distribution, may exercise such Incentive Stock Option (to the extent such Incentive Stock Option was vested on the date of death or permanent disability, as the case may be) at any time prior to the earlier of (i) the date that is one year after the date of death or permanent disability, as the case may be, or (ii) the expiration of the term of such Incentive Stock Option. If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Company (or by any parent or subsidiary of the Company) for cause, the right to exercise such Incentive Stock Option will terminate on the date of cessation of employment, unless otherwise determined by the Directors. For purposes of this Article 17, the term "permanent disability" has the meaning assigned to that term in section 422(e)(3) of the Code;

(f)	An Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant's lifetime only by such U.S. Participant;

(g)	An Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned or pledged by such U.S. Participant, except by will or by the laws of descent and distribution; and

18.	UNITED STATES SECURITIES LAWS

18.1	Neither the Options which may be granted pursuant to the provisions of the Plan nor the Shares of the Company which may be purchased pursuant to the exercise of Options have been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or under any securities law of any state of the United States. Accordingly, unless the Option and the Shares have been registered on an effective Form S-8 filed with the Securities and Exchange Commission, any Participant who is granted an Option in a transaction which is subject to the U.S. Securities Act or the securities laws of any state of the United States shall represent, warrant, acknowledge and agree in the option agreement containing the Option granted to the Participant that:

(a)	the Participant is acquiring the Option and Shares acquired upon the exercise or vesting of such Option as principal and for the account of the Participant;

(b)	in granting the Option and issuing the Shares to the Participant upon the exercise of such Option, the Company is relying on the representations and warranties of the Participant contained in the Option agreement relating to the Option to support the conclusion of the Company that the granting of the Option and the issue of Shares do not require registration under the U.S. Securities Act or to be qualified under the securities laws of any state of the United States;

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(c)	each certificate representing Shares issued upon the exercise of such Option shall bear the following legends:

“THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH ANY APPLICABLE LOCAL SECURITIES LAWS AND REGULATIONS, OR (C) WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY, PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS."

"THE PRESENCE OF THIS LEGEND MAY IMPAIR THE ABILITY OF THE HOLDER HEREOF TO EFFECT GOOD DELIVERY OF THE COMMON SHARES REPRESENTED HEREBY ON A CANADIAN STOCK EXCHANGE.

"A CERTIFICATE WITHOUT A LEGEND MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT FOR THE COMMON SHARES OF THE COMPANY IN CONNECTION WITH A SALE OF THE COMMON SHARES REPRESENTED HEREBY UPON DELIVERY OF THIS CERTIFICATE AND AN EXECUTED DECLARATION BY THE SELLER, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.";

provided that if such Shares are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act the foregoing legends may be removed by providing a written declaration by the holder to the registrar and transfer agent for the Shares to the following effect:

"The undersigned (a) represents and warrants that the sale of the securities of Tanzanian Royalty Exploration Corporation (the "Company") to which this declaration relates is being made in compliance with Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (b) certifies that (1) the undersigned is not (a) an "affiliate" of the Company (as that term is defined in Rule 405 under the U.S. Securities Act, except any officer or director of the Company who is an affiliate solely by virtue of holding such position) (b) a "distributor" as defined in Regulation S or (c) an affiliate of a distributor; (2) the offer of such Shares was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the TSX, the TSX Venture Exchange, the Canadian Securities Exchange or another "designated offshore securities market", and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such Shares; (4) the sale is bona fide and not for the purpose of "washing off' the resale restrictions imposed because the Shares are "restricted securities" (as that term is defined ln Rule 144(a)(3) under the U. S. Securities Act); (5) the seller does not intend to replace such Shares with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act. The undersigned hereby acknowledges and agrees to the Company and its counsel may rely on the representations made herein for purposes of determining whether the sale was made pursuant to the U.S. Securities Act and the U.S. restrictive legend on the certificates representing the Shares may be removed ";

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(d)	prior to making any disposition of any Shares acquired pursuant to any Option which might be subject to the requirements of the U.S. Securities Act, the Participant shall give written notice to the Company describing the manner of the proposed disposition and containing such other information as is necessary to enable counsel for the Company to determine whether registration under the U.S. Securities Act or qualification under any securities laws of any state of the United States is required in connection with the proposed disposition and whether the proposed disposition is otherwise in compliance with such legislation and the regulations thereto;

(e)	the Participant will not attempt to effect any disposition of the Shares owned by the Participant and acquired pursuant to the Options or of any interest therein which might be subject to the requirements of the U.S. Securities Act in the absence of an effective registration statement relating thereto under the U.S. Securities Act or an opinion of counsel satisfactory in form and substance to counsel for the Company that such disposition would not constitute a violation of the U.S. Securities Act or any securities laws of any state of the United States and then will only dispose of such Shares in the manner so proposed;

(f)	the Company may place a notation on the records of the Company to the effect that none of the Shares acquired by the Participant pursuant to Options shall be transferred unless the provisions of the Plan have been complied with; and

(g)	the effect of these restrictions on the disposition of the Shares acquired by the Participant pursuant to Options is such that the Participant may not be able to sell or otherwise dispose of such Shares for a considerable length of time in a transaction which is subject to the provisions of the U.S. Securities Act.

19.	No Representation or Warranty

19.1	The Company makes no representation or warranty as to the future market value of any Shares or Optioned Shares.

20.	General Provisions

20.1	Nothing contained in the Plan will prevent the Company or any of its Affiliates from adopting or continuing in effect other compensation arrangements (subject to shareholder approval if such approval is required by applicable securities exchanges) and such arrangements may be either generally applicable or applicable only in specific cases.

20.2	The validity, construction and effect of the Plan, the grants of Options, the issue of Optioned Shares, any rules and regulations relating to the Plan any Option Agreement, and all determinations made and actions taken pursuant to the Plan, will be governed by and determined in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

20.3	If any provision of the Plan or any Option Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any person or Option, or would disqualify the Plan or any Option under any law deemed applicable by the Committee, such provision will be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Option, such provision will be stricken as to such jurisdiction, person, or Option and the remainder of the Plan and any such Option Agreement will remain in full force and effect.

20.4	Neither the Plan nor any Option will create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any of its Affiliates and an Optionee or any other person.

20.5	Headings are given to the sections of the Plan solely as a convenience to facilitate reference. Such headings will not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

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21.	Term of the Plan

21.1	The Plan will be effective as of January 24, 2018, subject to its approval by the shareholders of the Company and acceptance for filing by the applicable securities exchanges pursuant to section 14.

21.2	The Plan will be effective until November 28, 2025 unless the Plan is earlier terminated by the Board pursuant to section 16, and no Option will be granted under the Plan after that date. Unless otherwise expressly provided in the Plan or in an applicable Option Agreement, the Option Period for any Option granted hereunder will, and any authority of the Board to amend, alter, adjust, suspend, discontinue or terminate any such Option or to waive any conditions or rights under any such Option will, continue after termination of the Plan on November 28, 2025 or any earlier termination date of the Plan, notwithstanding such termination.

Adopted by the Board	January 24, 2018
(subject to Shareholder and exchange approval):
January 24, 2018
Approved by the Shareholders: